	New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by DLocal Limited

in connection with its Registration Statement on Form F-1 (File No. 333-255793)

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

DLocal Limited

Dr. Luis Bonavita, 1294

Montevideo

Uruguay 11300

Attention: Diego Cabrera Canay

Chief Financial Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER IDENTIFIED BY THE MARK [—].

May 20, 2021 VIA EDGAR TRANSMISSION AND FACSIMILE

Re:	DLocal Limited Registration Statement on Form F-1 (File No. 333-255793) Filed on May 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ta Tanisha Meadows, Staff Accountant
Angela Lumley, Staff Accountant
Cara Wirth, Staff Attorney
Mara Ransom, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—1

May 20, 2021

FOIA Confidential Treatment Request

Pursuant to Rule 83 by DLocal Limited

(the “Commission”) relating to a registration statement on Form F-1 (the “Registration Statement”) filed by the Company on May 20, 2021 in connection with a proposed initial public offering of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) with the Commission. This letter relates to certain equity awards granted to the Company’s employees as described in the financial statements filed as part of the Registration Statement and the fair value of the Company’s common shares underlying such equity awards and the reasons for any differences between any recent valuations of the Company’s common shares leading up to its initial public offering and the estimated offering price of the common shares being offered.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

********************************************

Stock Option Grants and Common Stock Valuation

The price range for the common stock is expected to be between US$[—] to US$[—] per share (the “Price Range”), after giving effect to the one-to-one exchange of shares of the Company for shares of dLocal Malta as described in the Registration Statement and the one-to-[—] split of common shares of the Company (the “Split”) implemented prior to the initial public offering (“IPO”), resulting in a midpoint of the Price Range of US$[—] per share (the “Midpoint Price”).

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options and restricted share units, to its full-time equivalents and certain directors. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the estimated fair value of the stock options and restricted share units. In the preceding twenty-four months, the Company’s board of directors, with input from management, determined the estimated fair value per share of the Company’s common shares as set forth in the table below based on the sales price of the Company’s common shares in generally contemporaneous private placements.

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—2

May 20, 2021

FOIA Confidential Treatment Request

Pursuant to Rule 83 by DLocal Limited

The following table presents a summary of equity awards in the preceding twenty-four months:

Grant date	Type of award	Number of shares			Exercise price of options per share			Estimated fair value of common shares per share on grant date
1-Oct-19	Options*	270	(pre-split)	US$	1,089.65	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
31-Jan-20	Restricted Shares	30,918	(pre-split)	US$	1,019.00	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
24-Aug-20	Options	1,670	(pre-split)	US$	1,649.50	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
15-Nov-20	Options	270	(pre-split)	US$	2,076.00	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
23-Nov-20 1-Jan-21	Options	1,471	(pre-split)	US$	1,941.00	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
18-Jan-21	Options	30	(pre-split)	US$	2,076.00	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
1-Mar-21 11-Mar-21	Restricted Share Units**	2,073	(pre-split)	US$	1.211	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
2-Mar-21 11-Mar-21 12-Mar-21 15-Mar-21	Options	121	(pre-split)	US$	3,719.50	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
29-Mar-21 11-May-21	Options	1,875	(pre-split)	US$	[—]	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)
11-May-21	Restricted Share Units**	45	(pre-split)	US$	[—]	(pre-split)	US$	[—]	(pre-split)
		[—]	(post-split)	US$	[—]	(post-split)	US$	[—]	(post-split)

(*) Option award measured using the estimated fair value per common share based on a private financing round in December 2019.

(**) For the purpose of calculating the estimated fair value of the restricted share units, the Company used the Black-Scholes option-pricing model in which the “Estimated fair value of common shares per share on grant date” was deemed one of the most significant inputs.

December 16, 2019 Private Placement

On December 16, 2019, certain unaffiliated investors acquired from existing shareholders a stake in the Company at a price equivalent to US$[—] per share (pre-split) or US$[—] per share (post-split). This private placement was deemed to be an “arm’s-length” transaction, with a new investor.

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—3

May 20, 2021

FOIA Confidential Treatment Request

Pursuant to Rule 83 by DLocal Limited

October 1, 2019 and January 31, 2020 Grants

At the grant dates listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was US$[—] per share (pre-split) and US$[—] per share (post-split) based on the price per share paid by investors in a contemporaneous private financing round, which the Company used as an observable input for determining fair value due to the Company being privately held.

August 10, 2020 Private Placement

On August 10, 2020, certain unaffiliated investors acquired from existing shareholders a stake in the Company at a price equivalent to US$[—] per share (pre-split) or US$[—] per share (post-split). This private placement was deemed to be an “arm’s-length” transaction, with a new investor.

August 24, 2020, November 15, 2020, November 23, 2020, January 1, 2021 and January 18, 2021 Grants

At the grant dates listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was US$[—] per share (pre-split) and US$[—] per share (post-split) based on the price per share paid by investors in a private financing round, which the Company used as an observable input for determining fair value due to the Company being privately held.

March 3, 11 and 22, 2021 Private Placement

On March 3 and 22, 2021, certain unaffiliated investors acquired in private financing rounds a stake in the Company at a price equivalent to US$[—] per share (pre-split) or US$[—] per share (post-split). In addition, on March 11, 2021, an employee of the Company acquired shares in a private subscription at a price equivalent to US$[—] per share (pre-split) or US$[—] per share (post-split). These private financing rounds were deemed to be arm’s length transactions, with an employee acquiring common shares from the Company in a primary transaction, an existing investor acquiring common shares from the Company in a primary transaction and new investors acquiring common shares from certain of the Company’s existing shareholders in secondary transactions.

March 1, 2, 11, 12 and 15, 2021 Grants

At the grant dates listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was US$[—] per share (pre-split) and US$[—] per share (post-split) based on the price per share paid by investors in private financing rounds, which the Company used as observable inputs for determining fair value due to the Company being privately held.

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—4

May 20, 2021

FOIA Confidential Treatment Request

Pursuant to Rule 83 by DLocal Limited

March 23, 2021 Private Placement

On March 23, 2021, certain unaffiliated investors acquired from existing shareholders a stake in the Company at a price equivalent to US$[—] per share (pre-split) or US$[—] per share (post-split). This private financing round was deemed to be an arm’s length transaction, with new investors acquiring common shares from certain of the Company’s existing shareholders in secondary transactions.

March 29, 2021 and May 11, 2021 Grants

At the grant dates listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was US$[—] per share (pre-split) and US$[—] per share (post-split) based on the price per share paid by investors in a private financing round, which the Company used as an observable input for determining fair value due to the Company being privately held.

Expected future Grants

Prior to the Company’s initial public offering, it expects to issue up to an additional 20 stock options at a price per share of US$[—] (pre-split) and US$[—] per share (post-split), with an estimated fair value of US$[—] per share (pre-split) and US$[—] per share (post-split).

Explanation of the Difference Between the Estimated Fair Value of Common Shares For Share Grants on March 29, 2021 and May 11, 2021 (the “Early May Valuation”) and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but rather was determined primarily by negotiation between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for generally comparable companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;
•	an assumption that there would be a receptive public trading market for a cross-border payments processing fintech such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—5

May 20, 2021

FOIA Confidential Treatment Request

Pursuant to Rule 83 by DLocal Limited

The Midpoint Price exceeds the Early May Valuation of US$[—] per share (post-split), which was determined as described above, by US$[—] per share. The Company respectfully submits that the difference between the Early May Valuation and the Midpoint Price is primarily attributable to the following factors:

•

Continued success in the growth in the Company’s business as it expands its merchant base and payments volume processed through its platform increases due both to increasing payment methods and expanding geographic presence in emerging markets, as described in the Registration Statement.

•

Feedback from advisors in connection with the Company’s planned IPO. The Company engaged advisors in connection with its planned IPO in late December 2020 and confidentially submitted its first draft registration statement with the SEC on March 2, 2021, at which point the Company had feedback from its advisors that led it to believe it could obtain a higher valuation than obtained in previous financing rounds, as evidenced by the US$[—] per share (post-split) price obtained in the private financing rounds in early March 2021 and reflected in the estimated fair value of US$[—] per share (post-split) for the share grants on March 1, 2, 11, 12 and 15, 2021.

•

Feedback from prospective investors following the “testing the waters” meetings that occurred during March and April, 2021, which suggested that there was increased investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO. For example, share grants issued in early May 2021 were issued at an estimated fair value of US$[—] per share (post-split), reflecting the results of a private financing round on March 23, 2021 and the Company’s confidence in the price per share that could be obtained in the Company’s IPO.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase the Company’s strategic flexibility and provide enhanced opportunities to accelerate its geographic expansion and pursue strategic acquisition targets in the cross-border payments processing business.

•

The inclusion of other factors by the underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the Early May Valuation represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity accounts for a substantial portion of the difference between the Early May Valuation and the Midpoint Price.

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—6

May 20, 2021

FOIA Confidential Treatment Request

Pursuant to Rule 83 by DLocal Limited

The Company respectfully submits that the deemed fair value of the Company used as the basis for determining the fair value of the common shares in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Sebastian Kanovich, Chief Executive Officer, DLocal Limited
Diego Cabrera Canay, Chief Financial Officer, DLocal Limited
Gustavo Ariel Vidan, Price Waterhouse & Co. S.R.L.

CONFIDENTIAL TREATMENT REQUESTED BY DLOCAL LIMITED

CIK No. 0001846832

DLocal Limited—05.20.2021—7